Buenos Aires, October 4, 2016

COMISIÓN NACIONAL

DE VALORES

MERCADO DE VALORES

DE BUENOS AIRES

Ref.: Cash Tender Offer – Comparative chart, Art. 28 from Chapter II, Title III of the CNV Regulation.

Dear Sirs,

I address the Comisión Nacional de Valores (“CNV”) and Mercado de Valores de Buenos Aires in my capacity as Responsible of Market Relations of Pampa Energía S.A. (‘Pampa’ or the ‘Company’) to attach a comparative price chart, required by article 28 of Chapter II, Title III of CNV Regulations, in relation to the Mandatory Cash Tender Offer to be made by the Company regarding Petrobras Argentina S.A. Class B, Ordinary shares with a nominal value of AR$1 each, with one vote per share.

The values included in Exhibit I are derived from the valuation reports of Petrobras Argentina S.A. furnished by Puente Hnos. S.A. and Finanzas & Gestión S.A., which were made public in the relevant event of the Company published on May 23, 2016 in the AIF of the CNV.

Sincerely,

______________________

María Agustina Montes

Responsible of Market Relations

Exhibit I

Comparative Chart of Prices

Mandatory Cash Tender Offer

Criteria	Value per Share in Argentine Pesos	Weight granted by each valuator
Shares Equity Value	Both F&G and Puente arrived at a value of AR$6.94 per share, considering the Company´s Consolidated Financial Statements for the intermediate period of three months ending on March 31st 2016.	F&G: 10% Puente: 5%
Discounted Cash Flow Valuation	Puente: Average Price per Share AR$9.29. F&G: Average Price per Share AR$9.54.	F&G: 60% Puente: 80%
Share Market Value	Both F&G and Puente obtained an Average Price per Share of AR$8.79	F&G: 30% Puente: 10%
Applicable Indicators to companies of comparable business	Puente used this criteria and obtained a Price per Share of AR$9.62	Puente: 5%
Price Offered by Pampa Energía S.A.	$10.3735

Based on a weighed combination of the results obtained using each of the above methods, Puente estimated a Price per Share for the shares of Petrobras Argentina S.A. in a range from AR$8.79 to AR$9.62.

Based on a weighed combination of the results obtained using each of the above methods, F&G estimated a Price per Share for the shares of Petrobras Argentina S.A. in a range from AR$8.69 to AR$9.53.

As per the resolution of the Board of Directors in the meeting held on September 7, 2016, the Company will offer a Price of AR$10.3735 per Share in the Mandatory Cash Tender Offer.  On September 22, 2016, the Board of Directors of the CNV formally approved the Cash Tender Offer.

Forward-Looking Statements

This communication may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company or the transaction, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.